UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

M.D.C. HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Per Share
(Title of Class of Securities)

552676 108
(CUSIP Number)

David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237
(303) 773-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676 108

(1)	NAME OF REPORTING PERSON
David D. Mandarich

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
Not Applicable	(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	[ ]
PURSUANT TO ITEM 2(d) OR 2(e)
Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	(7)	SOLE VOTING POWER
5,847,346

(8)	SHARED VOTING POWER
0

(9)	SOLE DISPOSITIVE POWER
5,847,346

(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,847,346

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES
Not Applicable
(13)	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
8.0%

(14)	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE: This is a voluntary filing to reflect changes in Reporting Person’s holdings since the filing of the previous amendment. This amendment amends and supplements only information that has changed since the filing of the previous amendment.

The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to the Common Stock, par value $0.01, of M.D.C. Holdings, Inc. (the “Company”).

Item 5.    Interest in Securities of the Issuer

(a)Mr. Mandarich beneficially owns an aggregate of 5,847,346 shares of Common Stock, representing approximately 8.0% of the outstanding Common Stock of the Company. The ownership percentage set forth above is based upon 72,585,596 shares of Common Stock of the Company outstanding, as reported in the Company’s Form 10-K filed on January 31, 2023, plus an additional 593,280 shares which Mr. Mandarich has the right to acquire upon the exercise of stock options that are fully vested.

(b)Mr. Mandarich has the:

(i)Sole power to vote or direct the vote of 5,847,346 shares. This consists of 5,254,066 shares that he directly owns (including unvested restricted stock granted under the Company’s equity incentive plans) and 593,280 shares issuable upon the exercise of stock options granted under the Company's equity incentive plans.

(ii)Shared power to vote or direct the vote of -0- shares.

(iii)Sole power to dispose or direct the disposition of 5,847,346 shares. This consists of the shares described in response to Item 5(b)(i) above.

(iv)Shared power to dispose or direct the disposition of -0- shares.

(c)On February 3, 2023, Mr. Mandarich was granted 74,386 shares of restricted stock under the Company's 2021 Equity Incentive Plan. Upon the vesting of performance share units on February 3, 2023, 110,118 shares were withheld for taxes pursuant to an irrevocable election made outside of black-out periods and 149,082 net shares were issued to Mr. Mandarich. Upon the vesting of restricted stock on February 3, 2023, February 3, 2023, and February 4, 2023, 7,230 shares, 6,248 shares and 5,587 shares, respectively, were withheld for taxes pursuant to an irrevocable election made outside of black-out periods.

(d)None.

(e)Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 8, 2023

Signature:     /s/ David D. Mandarich

Name:     David D. Mandarich